Exhibit 99.1

Northern Dynasty Reports Annual General Meeting Results

July 2, 2021, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces the voting results from its 2021 Annual General Meeting held on June 30, 2021 in Vancouver, British Columbia (the “Meeting”).

At the Meeting, a total of 211,163,589 common shares were voted, representing 41.17% of the votes attached to all outstanding common shares of record. Shareholders voted in favour of all items of business before the Meeting, which included the election of the following directors:

DIRECTOR	% of Votes in Favour
Desmond Balakrishnan	56.58%
Steven Decker	97.60%
Robert Dickinson	92.15%
Gordon Keep	56.61%
Wayne Kirk	97.46%
David Laing	87.65%
Christian Milau	97.61%
Kenneth Pickering	87.99%
Ronald Thiessen	97.94%

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned, Alaska-based U.S. subsidiary, the Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Trevor Thomas
Secretary